SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                  ATTUNITY LTD



6-K Items

1. Press release re Attunity The Inland Real Estate Group of Companies Collects, Integrates Data in Real-Time with Attunity's Data Integration Software Platform dated June 10, 2005.

2. Press release re Attunity's Information Integration SoftwHare Platform Helps AccuWeather.com Stream Real-Time Weather Information to the World dated June 20, 2005.

                                                                          ITEM 1

Press Release                                              Source: Attunity Ltd.

The Inland Real Estate Group of Companies Collects, Integrates Data in Real-Time with Attunity's Data Integration Software Platform

Friday June 10, 11:31 am ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--June 10, 2005--Attunity Ltd. (NASDAQ: ATTU -
News), a provider of data integration solutions that simplify the on-demand access, integration, delivery and usage of enterprise information, announced today that The Inland Real Estate Group of Companies, Inc has selected Attunity's real-time data integration software platform for use across its diverse family of real estate companies.

The Inland Real Estate Group of Companies, Inc. (www.inlandgroup.com) comprises independent real estate investment and financial companies doing business nationwide. Collectively The Inland Real Estate Group of Companies is the fifth largest shopping center owner in North America, with more than 95 million square feet under management worth in excess of $10 billion. With more than 30 years of experience specializing in acquisition, auctions, commercial real estate brokerage, investment, property management, land development and mortgage lending, Inland is one of the nation's largest commercial real estate companies. Inland's national headquarters is in Oak Brook, Il.

By selecting Attunity's software platform, Inland joins more than 1,100 of the largest companies around the world that integrate multiple legacy data sources and current customer information. Like Inland, most users of Attunity's software platform create competitive advantage by better understanding customer wants, needs and trends, retain invaluable corporate historical knowledge and plan strategy with accurate and statistically meaningful data.

"Integrating data from our OpenVMS system with real-time customer information in a Windows-based reporting environment lets us make more informed decisions for Inland's investors, and it allows us to provide a higher degree of customer services to our tenants," said Kurt Huddleston, president, Inland Computer Services, Inc. "Attunity's data connectivity platform allows us to have access to our OpenVMS systems and deliver the data to our query and reporting environment for analysis."

"Inland is one of the largest real estate companies in the nation. By understanding customer trends, they will be able to acquire and maintain a strong market advantage," said Daniel Sapir, vice president of marketing, Attunity. "Inland's new ability to use years of legacy customer and operational data gives them competitive edge in the real estate market. Like any business, moving quickly and adapting to today's market trends, will continue to ensure that Inland remains a dominant force in the real estate investing and management industry."

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,100 customers are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP, who embed Attunity software into their products and solution offerings.

(C) Attunity 2005. All Rights Reserved. Inland and Inland Real Estate are trademarks of Inland Real Estate Corporation.

__________

Contact:
     Attunity Ltd.
     Daniel Sapir, 781-213-5200

                                                                          ITEM 2

Press Release                                              Source: Attunity Ltd.

Attunity's Information Integration Software Platform Helps AccuWeather.com Stream Real-Time Weather Information to the World

Monday June 20, 10:14 am ET

Maps, Satellite Images, Winds, Precipitation Get Federated and Streamed in Real-Time to Keep Weather Professionals and Public Informed Up To The Minute BURLINGTON, Mass.--(BUSINESS WIRE)--June 20, 2005-- Attunity Ltd. (NASDAQ: ATTU
- News), a provider of data integration solutions that simplify the on-demand access, integration, delivery and usage of enterprise information, announced today that AccuWeather.com(R) has selected Attunity's real-time data integration software platform to federate its diverse weather information sources and stream information to weather professionals and the general public.

"We selected Attunity's data integration software platform because hundreds of millions of people worldwide are relying on the timeliness and reliability of our weather forecasts," said Jack Higham, CIO, AccuWeather.com. "The enormous, ever-increasing demands on our web site, coupled with the variety of complex data sources we use to generate our forecasts, require highly accurate, real-time information flow from each source. Attunity's platform allows AccuWeather.com to perform data transfers quickly and flawlessly, so our customers will continue to get the weather information they want when they need it."

By selecting Attunity's software platform, AccuWeather.com joins more than 1,100 of the largest companies around the world that integrate multiple data sources with the Attunity software platform. Today, many organizations like AccuWeather.com are creating sustainable competitive advantage by streaming data through the organization, and out to customers, in real time. Financial transactions, operational throughput and marketing sales campaign response are all available in near real-time with the Attunity software platform, giving managers better decision-making information.

"AccuWeather.com is the perfect example of how streaming integrated data, based on a comprehensive information integration platform, can be a vital part of competitive advantage," said Daniel Sapir, vice president of worldwide marketing for Attunity. "The decision-making process for meteorologists and others in the weather business is critically dependent upon timing. We now see that playing out in more and more businesses and business functions where information integration has become a business imperative."

About Attunity Ltd.

Attunity is a leading provider of enterprise information integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,100 customers are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP, who embed Attunity software into their products and solution offerings.

About AccuWeather.com

AccuWeather.com, The World's Weather Authority(R), provides a portfolio of products and services through the airwaves, via the Internet, in print, and behind the scenes that benefit hundreds of millions of people worldwide. AccuWeather.com services more than 235,000 paying customers in media, business, government and institutions, and millions more through its free website. AccuWeather.com also provides content onto more than 1,200 Internet sites including CNN Interactive, ABC's owned and operated stations, The Associated Press(R), The Washington Post and The New York Times.

(C) Attunity 2005. All Rights Reserved. AccuWeather.com is a registered trademark of AccuWeather Inc. Attunity is a registered trademark of Attunity Ltd.


_____________

Contact:
     Company Contact:
     Attunity Ltd.
     Daniel Sapir, 781-213-5200
     Daniel.sapir@attunity.com
         or
     Media Contact:
     John Fitzsimmons, 781-863-1333
     johnf@aspirepr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: June 30, 2005